November 29, 2005


Via Facsimile (650) 251-5002

William H. Hinman, Jr., Esq.
Simpson Thacher & Bartlett LLP
3330 Hillview Avenue
Palo Alto, California 94304
(650) 251-5000

RE:	Agilent Technologies, Inc.
      Schedule TO-I filed November 15, 2005
	File No. 005-57827

Dear Mr. Hinman:

      We have the following comments on the above-referenced filing:

Schedule TO-I
Item 10.  Financial Statements

1. It is not clear where you disclose the ratio of earnings to fixed charges or book value per share data required by Items
1010(a)(3) and (4) of Regulation M-A, respectively. Advise or revise.

2. Disclose in the Offer to Purchase the summary financial information required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. In addition, on a supplemental basis, advise us as to how you intend to disseminate the summary financial information.

Cautionary Note on Forward-Looking Statements, page xiii

3. We note your statement here and on page 34 that "[a]ny statement contained in this Offer to Purchase or in a document incorporated herein by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent such statement is made in any subsequently filed document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase." As you know, Schedule TO does not permit "forward" incorporation. Therefore, please ensure that you amend the Schedule TO to specifically reference the periodic reports you wish to incorporate, as they are filed.

Determination of Validity. . . . page 12

4. We note your statement that your "reasonable interpretation of the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding on all parties." (emphasis added) Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding revisions throughout your document, including, but not limited to, the last sentence of your section entitled "Conditions of the Tender Offer."

Term Facility Commitment Letter, page 20

5. Please delete the qualification of the summary of the material terms of the commitment letter. Security holders should be able to rely upon such disclosure. You may encourage security holders to read the commitment letter carefully and in its entirety.

Letter of Transmittal, page 6

6. We note your indication that the security holder has "read and understands" the tender offer. It is not appropriate to require security holders to attest to the fact that they have "read and understand" the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language throughout the offer materials.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


						Very truly yours,


						Celeste M. Murphy
						Special Counsel
						Office of Mergers & Acquisitions